AMENDMENT No. 1
TO
RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO RIGHTS AGREEMENT (the "Amendment"), dated as of February 12, 2003, is between Wellman, Inc., a Delaware corporation (the "Company") and Wachovia Bank, N.A., formerly known as First Union National Bank, as Rights Agent (the "Rights Agent").

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement dated as of August 31, 2001 (the "Rights Agreement");

WHEREAS, pursuant to Section 27 of the Rights Agreement, for so long as the Rights (as defined in the Rights Agreement) are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, amend the Rights Agreement, including the definition of an Exempt Person as set forth in Section 1(k) thereof;

WHEREAS, the Company desires, and hereby directs the Rights Agent, to amend the Rights Agreement, and the Rights Agent agrees to such Amendment, on the terms and conditions hereof.

Section 1. Representations and Warranties.

The Company represents and warrants to the Rights Agent that:

(a) to the best knowledge of the Company, the Rights remain redeemable by the Board of Directors (as defined in the Rights Agreement) under the terms of Section 23 of the Rights Agreement; and

(b) this Amendment is authorized pursuant to the requirements of Section 27 of the Rights Agreement.

Section 2. Amendment to Section 1(k).

The definition of "Exempt Person" in Section 1(k) of the Rights Agreement is hereby amended and restated in its entirety as follows:

(k) "Exempt Person" shall mean (i) the Company or any Subsidiary (as such term is hereinafter defined) of the Company, in each case including, without limitation, in its fiduciary capacity, or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company; or (ii) (A) any Person who is or becomes a party to that certain Securities Purchase Agreement (the "Purchase Agreement"), dated on or about February 12, 2003, by and among the Company and the Persons identified therein as a "Purchaser", including, but not limited to, Warburg Pincus Private Equity VIII, L.P. ("WP8"), (B) any member of the Purchaser Group, as such term is defined in the Purchase Agreement, and (C) any Affiliate or Associate of WP8 or of a member of the Purchaser Group, which Affiliate or Associate is deemed to be the Beneficial Owner of Company securities held by WP8 or a member of the Purchaser Group, but only to the extent that, such Person specified in clauses (A), (B) or (C) above would otherwise be or become an Acquiring Person solely due to the execution, delivery and performance of the Purchase Agreement, including the purchase by WP8 and any other member of the Purchaser Group of the Preferred Stock, the Notes and the Warrants (each, as defined in the Purchase Agreement), due to the Beneficial Ownership of Common Stock issued, or issuable upon conversion of the Preferred Stock or the Notes or upon exercise of the Warrants (as each such term is defined in the Purchase Agreement) issued, pursuant to such Purchase Agreement, and/or due to transactions permitted under Sections 5.6 or 5.7 of such agreement.

Section 3. Amendment to Section 3(a).

Section 3(a) of the Rights Agreement is hereby amended to add the following sentence to the end of such section:

"Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as a result of (i) the execution and delivery of the Purchase Agreement, (ii) the announcement of the Purchase Agreement or any of the transactions contemplated in the Purchase Agreement or (iii) the consummation of the transactions contemplated in the Purchase Agreement and/or permitted by Section 5.6 or 5.7 of the Purchase Agreement."

Section 4. Amendment to Section 1(aa).

The definition of "Stock Acquisition Date" in Section 1(aa) of the Rights Agreement is hereby amended to add the following sentence to the end of such definition:

"Notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not be deemed to have occurred solely as the result of (i) the execution and delivery of the Purchase Agreement, (ii) the announcement of the Purchase Agreement or any of the transactions contemplated in the Purchase Agreement or (iii) the consummation of the transactions contemplated in the Purchase Agreement and/or permitted by Section 5.6 or 5.7 of the Purchase Agreement."

Section 5. Amendment to Section 29.

Section 29 of the Rights Agreement is hereby amended to add the following sentence at the end thereof:

"Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of (i) the execution and delivery of the Purchase Agreement, (ii) the announcement of the Purchase Agreement or any of the transactions contemplated in the Purchase Agreement or (iii) the consummation of the transactions contemplated in the Purchase Agreement and/or permitted by Section 5.6 or 5.7 of the Purchase Agreement."

Section 6. Effectiveness.

This Amendment shall be deemed effective as of February 12, 2003, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall otherwise be unaffected hereby.

Section 7. Governing Law.

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 8. Waiver of Notice.

Each party hereto waives any requirement under the Rights Agreement that any additional notice be provided to it pertaining to the matters covered by this Amendment.

Section 9. Counterparts.

This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 10. Descriptive Headings.

Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

* * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be duly executed, all as of the day and year first above written.

WELLMAN, INC.

By: Name: Title:	/s/ Keith Phillips Keith Phillips Chief Financial Officer

WACHOVIA BANK, N.A as Rights Agent

By: Name: Title:	/s/ Joan K. Kaprinski Joan K. Kaprinski Assistant Vice President